

August 28, 2008

Room 7010

F. George Orr
Chief Financial Officer, Secretary and Director
Valcent Products Inc.
Suite 1010- 789 West Pender Street, Vancouver
British Columbia V6C 1H2

> **Re:**   **Valcent Products Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **File No. 000-30858**

Dear Mr. Orr:

We have reviewed your response letter dated August 15, 2008 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the year ended March 31, 2007

Note 2. Prior Period Adjustment and Comparative Figures, page 6

1. With regards to the restatement of your March 31, 2007 financial statements, please reconcile between the restatement recorded and presented in Note 2 related to convertible debentures to the information provided in your response letter dated April 21, 2008. In this regard, the amounts provided in your response versus the amounts disclosed in Notes 2 and 10 to your financial statements included in your Form 6-K filed August 15, 2008 differ significantly. It appears that the majority of this difference relates to the equity portions allocated to the 2007 debt issuances as presented in your response compared to the equity portions presented in Note 10. Please advise.

Note 8. Vertigro Joint Venture, page 14

2. We note your response letter dated July 3, 2008 discusses the accounting treatment of your joint venture and that you would disclose this information in future filings. Please ensure your financial statements filed on Form 20-F include this information.

    You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                    Sincerely,

                    Terence O'Brien
                    Branch Chief